UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Benson Hill, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
082490103
(CUSIP Number)
September 30, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	082490103

1	Names of Reporting Persons
Argonautic Ventures Master SPC (for and on behalf of Argonautic Vertical Series Benson Hill SS Fund III SP)
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
5,100,000
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
5,100,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person
See row 6 above.
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

11	Percent of class represented by amount in row (9)
3.0%*
12	Type of Reporting Person (See Instructions)
FI

* Based on the Issuer having 169,403,707 shares of Common Stock issued and outstanding following the consummation of a business combination between Star Peak and the Issuer as disclosed in the Star Peak’s Registration Statement on Form S-4.

CUSIP No.	082490103

1	Names of Reporting Persons
Argonautic Ventures Master SPC (for and on behalf of Argonautic Vertical Series Benson Hill SS Fund II SP)
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
9,867,006
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
9,867,006

9	Aggregate Amount Beneficially Owned by Each Reporting Person
See row 6 above.
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

11	Percent of class represented by amount in row (9)
5.8%*
12	Type of Reporting Person (See Instructions)
FI

* Based on the Issuer having 169,403,707 shares of Common Stock issued and outstanding following the consummation of a business combination between Star Peak and the Issuer as disclosed in the Star Peak’s Registration Statement on Form S-4.

CUSIP No.	082490103

1	Names of Reporting Persons
Chiu Wing Nga Rita
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
14,967,006
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
14,967,006

9	Aggregate Amount Beneficially Owned by Each Reporting Person
0
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☒

11	Percent of class represented by amount in row (9)
8.8%*
12	Type of Reporting Person (See Instructions)
IN

* Based on the Issuer having 169,403,707 shares of Common Stock issued and outstanding following the consummation of a business combination between Star Peak and the Issuer as disclosed in the Star Peak’s Registration Statement on Form S-4.

Item 1.

(a)	Name of Issuer: Benson Hill, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 1001 North Warson Road, St. Louis, Missouri 63132

Item 2.

(a)	Name of Person Filing (each a “Reporting Person”):

1.        Argonautic Ventures Master SPC (for and on behalf of Argonautic Vertical Series Benson Hill SS Fund III SP)

2.        Argonautic Ventures Master SPC (for and on behalf of Argonautic Vertical Series Benson Hill SS Fund II SP)

3.       Chiu Wing Nga Rita

(b)	Address of Principal Business Office or, if None, Residence:

The address of the business office of each Reporting Person is:

31 The Strand, Grand Cayman KY1-1105, Cayman Islands

(c)	Citizenship: Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated by reference for each Reporting Person.

(d)	Title and Class of Securities: Common Stock, par value $0.0001 per share (the “Common Stock”)

(e)	CUSIP No.: 082490103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

1. Argonautic Ventures Master SPC (for and on behalf of Argonautic Vertical Series Benson Hill SS Fund III SP)

(a)	Amount Beneficially Owned: Argonautic Ventures Master SPC (for and on behalf of Argonautic Vertical Series Benson Hill SS Fund III SP) may be deemed to beneficially own 5,100,000 shares of Common Stock.

(b)	Percent of Class: 3.0% based on the Issuer having 169,403,707 shares of Common Stock issued and outstanding following the consummation of a business combination between Star Peak and the Issuer as disclosed in the Star Peak’s Registration Statement on Form S-4.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 5,100,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,100,000

2. Argonautic Ventures Master SPC (for and on behalf of Argonautic Vertical Series Benson Hill SS Fund II SP)

(a)	Amount Beneficially Owned: Argonautic Ventures Master SPC (for and on behalf of Argonautic Vertical Series Benson Hill SS Fund II SP) may be deemed to beneficially own 9,867,006 shares of Common Stock

(b)	Percent of Class: 5.8% based on the Issuer having 169,403,707 shares of Common Stock issued and outstanding following the consummation of a business combination between Star Peak and the Issuer as disclosed in the Star Peak’s Registration Statement on Form S-4.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 9,867,006

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 9,867,006

3. Chiu Wing Nga Rita

(a)	Amount Beneficially Owned: Chiu Wing Nga Rita may be deemed to beneficially own 14,967,006 shares of Common Stock.

(b)	Percent of Class: 8.8% based on the Issuer having 169,403,707 shares of Common Stock issued and outstanding following the consummation of a business combination between Star Peak and the Issuer as disclosed in the Star Peak’s Registration Statement on Form S-4.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 14,967,006

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 14,967,006

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Argonautic Ventures Master SPC (for and on behalf of Argonautic Vertical Series Benson Hill SS Fund III SP)

Dated: October 8, 2021

/s/ Chiu Wing Nga Rita

Chiu Wing Nga Rita, Director

Argonautic Ventures Master SPC (for and on behalf of Argonautic Vertical Series Benson Hill SS Fund II SP)

Dated: October 8, 2021

/s/ Chiu Wing Nga Rita

Chiu Wing Nga Rita, Director

Chiu Wing Nga Rita

Dated: October 8, 2021

/s/ Chiu Wing Nga Rita

Exhibit Index

99.1 Joint Filing Agreement